LYONDELLBASELL INDUSTRIES N.V.

Weena 737

Rotterdam, 3013 AM

The Netherlands

April 28, 2010

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Filing Desk

Re:	Inclusion of financial information in the Registration Statement on Form 10 of LyondellBasell Industries N.V.

Ladies and Gentlemen:

Attached is a Registration Statement on Form 10 for LyondellBasell Industries N.V. (“LBINV”), a public company with limited liability organized under the laws of The Netherlands. LBINV was formed on October 15, 2009 to serve as the parent holding company for certain subsidiaries of LyondellBasell Industries AF S.C.A. (“LyondellBasell AF”) after the completion of proceedings under chapter 11 of title 11 of the United States Bankruptcy Code. LyondellBasell AF and 93 of its subsidiaries are currently debtors in jointly administered bankruptcy cases in the United States Bankruptcy Court in the Southern District of New York. On April 23, 2010, the Bankruptcy Court approved the third amended and restated Plan of Reorganization for the debtors. We currently expect to emerge from bankruptcy on or about April 30, 2010.

At the time we file our first amendment to the Form 10 to include financial information for the three month period ended March 31, 2010, we intend to file unaudited pro forma financial information for LBINV that will adjust historical information for the effects of:

•	the Plan of Reorganization, which includes the debt restructuring transactions contemplated by the Plan of Reorganization, and

•	the estimated adjustments required under fresh-start accounting, which we expect will be effective as of May 1, 2010, for the debtors emerging from the bankruptcy cases.

By correspondence dated September, 15, 2009, the staff of the SEC indicated that it will not object to LBINV’s inclusion of only four years of selected financial information for LBINV in this filing.

Very truly yours, LYONDELLBASELL INDUSTRIES N.V.

By:	/S/ GERALD A. O’BRIEN
	Name:	Gerald A. O’Brien
	Title:	Attorney-in-Fact

cc:	Mr. Darrell W. Taylor

Baker Botts L.L.P.